KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

October 17, 2022

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	One Chestnut Partners LLC

One Chestnut Realty LLC
Offering Statement on Form 1-A/A
Filed on September 30, 2022
File No. 024-11913

Dear Ms. Gorman:

This letter is submitted on behalf of One Chestnut Partners LLC and One Chestnut Realty LLC (together, the “Issuers”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A/A filed on September 30, 2022 (“Offering Statement”), as set forth in your letter dated October 12, 2022 addressed to Mr. Michael Manzo, the Manager of the Issuers (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 2. The responses provided herein are based on information provided to Winston & Strawn LLP by the Issuers.

October 17, 2022 Page 2

General

1.	We note the financial statements for One Chestnut Realty LLC are as of December 31, 2021, which is more than nine months after the most recently completed fiscal year end. Please provide updated financial statements. See paragraph (b)(3) of Part F/S of Form 1-A.

RESPONSE: In response to the SEC’s comment, the Company has included financial statements for One Chestnut Realty for the six months ended June 30, 2022 in Amendment No. 2.

2. Please revise the signatures to include the principal executive officer, the principal financial officer, the principal accounting officer, and a majority of the members of the board of directors. See Instruction 1 to Signatures of Form 1-A.

RESPONSE: In response to the SEC’s comment, the Company has included the signature of the sole manager (there are no directors), the principal executive officer, the principal financial officer and the principal accounting officer in Amendment No. 2.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Michael K. Manzo
One Chestnut Partners LLC
One Chestnut Realty LLC